SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	October	2008
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Letter to Steelhead Partners LLC from Borden Ladner Gervais LLP, dated October 10, 2008.
2.	Letter to Steelhead Partners LLC from Brownlee LLP, dated October 10, 2008.

DOCUMENT 1

John Poetker direct tel.: (403) 232-9455 e-mail: jpoetker@blgcanada.com
October 10, 2008	file no: 433114/012

Steelhead Partners LLC
P.O. Box 21749
Seattle, Washington
USA

c/o Mr. David Tang
Howard Rice Nemerovski Canady Falk & Rabkin

Dear Sirs:

Re:           Canadian Superior Energy Inc. (Canadian Superior)

We have been asked to respond to your letters of September 26, 2008 and October 6, 2008 and clear up any misconceptions as to the nature of the agreement between Canadian Superior and Challenger Energy Corp. (“Challenger”) pursuant to which Canadian Superior established a $14 million bridge facility in favour of Challenger (the “Agreement”). At the outset, we would point out that in our view the board of directors of Canadian Superior acted appropriately in approving the Agreement and, that the purpose of the Agreement is to secure obligations of Challenger in respect of Block 5(c).

The background to the Agreement is as follows:

(a)	Challenger Energy Inc. (“Challenger”) was engaged in a short form prospectus (the “Prospectus”) offering with a minimum closing threshold of $30,000,000 and a maximum of $40,000,000;

(b)
subsequent to the filing of the preliminary prospectus and prior to the issuance of a receipt for the final prospectus, the Alberta Securities Commission (the “ASC”), needed the assurance that Challenger would be able to fund its share of costs on Block 5(c) in the event that it was only able to close on the minimum offering;

(c)
the agent acting for Challenger expressed concern over their ability to close on the minimum offering as market conditions were quickly changing and, as a result, the prospect of the Agreement was raised with Canadian Superior;

(d)	a draft of the Agreement was submitted to the ASC prior to it being signed by the parties;

(e)	the Agreement was in the first instance executed by Mr. Coolen, on behalf of Canadian Superior and its execution and delivery was ratified by the board of Canadian Superior on September 29, 2008; and

(f)	the Agreement enabled Challenger to close on its prospectus financing in the gross amount of approximately $30 million.

Our firm was involved in the negotiating, drafting and execution of the Agreement in conjunction with Mr. Coolen, the President and Chief Operating Officer of Canadian Superior and representatives of Challenger and its counsel. Mr. Noval was not involved in the process. We participated in the board meeting on September 29, 2008 when the Agreement was ratified and can advise that Mr. Noval abstained from voting and in our view, the board acted appropriately.

The Agreement was conditional upon Challenger closing on a minimum financing of $30,000,000 and receipt by both parties of the requisite stock exchange approval, which in Canadian Superior’s case has been received from the Toronto Stock Exchange, subject to our firm providing them with the board resolution approving the Agreement. The Agreement provides for a debenture creating a security interest in all of Challenger’s present and after acquired real and personal property including its interest in Block 5(c), is available only to fund costs on Block 5(c) until December 1, 2008, and must be paid in full by December 31, 2008. Under the terms of the Agreement, Canadian Superior received payment of a stand-by fee in the amount of $100,000, is entitled to the issuance of up to 500,000 share purchase warrants (adjusted downward proportionately based on the amount actually secured) exercisable at the same price as warrants issued under the Prospectus and, subject to Challenger’s pre-payment rights, the principal amount actually secured under the debenture is convertible into units on the same basis as the units issued under the Prospectus.

We are advised that Challenger has paid its outstanding payables in the approximate amount of $20 million with Canadian Superior. You state in your October 8, 2008 letter that it appears Challenger owes Canadian Superior $28 million with respect to the Victory Well. We see no suggestion in Challenger’s filings that this amount remains outstanding. If this amount were owed to Canadian Superior, it would appear on the financial statements of both parties. This is not the case. The filings of Challenger show that Challenger’s share of the drilling and suspension costs for the Victory Well was $28 million and that an additional amount of approximately $5,000,000 is under dispute with the drilling contractor and may become payable depending on the resolution of the dispute.

Our advice to Mr. Coolen at the time of his execution of the Agreement, and we stand by our advice today, was that in the circumstances it would be prudent for Canadian Superior to do so given the uncertainty of Challenger being able to close on alternate financing, the fact that it would result in the payment of an unsecured receivable in the approximate amount of $20,000,000 and, the expectation that Challenger would continue to seek further financing. To use your words, “[g]iven the maelstrom that has paralyzed the credit markets”, it indeed seems that Mr. Coolen’s actions, on behalf of Canadian Superior, were well advised. You make the suggestion in your letter that Challenger should not be entitled to keep its interest in Block 5(c) if it is unable to meet its future obligations in respect of Block 5(c). This matter was discussed by the board of Canadian Superior at its September 29, 2008 meeting and rejected as an alternative. In our view, it is an approach that no doubt would result in protracted litigation and would not be in the best interests of either party.

The entering into of the Agreement by Canadian Superior is an exempt related party transaction under applicable securities laws and subject to disclosure in future filings of Canadian Superior. The size of the transaction, in the context of applicable laws and the capitalization of Canadian Superior, in our view was not material and was less than amounts owed by Challenger to Canadian Superior.

All related party transactions between Canadian Superior and Challenger have been fully disclosed in all public filings along with the composition of its committees and its corporate governance practices. The relationship between Canadian Superior and Challenger and Mr. Noval’s role in the two companies has existed for some time, was fully disclosed in public filings and accordingly, is something you would have been aware of when you first made your investment in Canadian Superior. The fact that conflicts may exist is a matter contemplated at law and any conflicts that may arise will be dealt with in the manner prescribed by law.

In light of the above, we are at a loss to see how you have been prejudiced or your sudden concern over Mr.Noval’s role in the two companies. The public disclosure of your correspondence is defamatory to the Chairman of Canadian Superior, who has been instrumental in the success of the company, and its board members. It is damaging to the corporation’s reputation and interferes with its ability to conduct its operations in the ordinary course.

Our client appreciates your past support and we trust that the foregoing has clarified any issues you have raised. If you have any further questions, please do not hesitate to contact the undersigned.

Yours truly,

BORDEN LADNER GERVAIS LLP

/s/ JOHN POETKER
JOHN POETKER

cc:	Board of Directors
Canadian Superior Energy Inc.

DOCUMENT 2

Refer to: Direct Line: E-mail: Your File #: Our File#:	V.P. Lalonde (403) 260-1465 plalonde@brownleelaw.com 76345.0022 VPL

October 10, 2008

VIA FAX #1-206-689-2451

Steelhead Partners LLC
P.O. Box 21749
1301 First Avenue, Suite 201
Seattle, Washington
USA 98101

Attention:	J. Michael Johnston
and/or J. D. Kritser

Dear Sirs:

RE:     Greg Noval - Chairman of the Board of Canadian Superior Energy Inc.
           ("Canadian Superior") and of Challenger Energy Corp. ("Challenger")

I write on behalf of Mr. Noval in reply to your public letter of October 8, 2008.

My client expresses his alarm and outrage at the suggestions and innuendo in your letter that he has possibly breached his duties as a director and as the Chairman of Canadian Superior. Such is not the case.

Mr. Noval's position as Chairman of the two companies, and his shareholdings in the two companies, has existed for many years and has been fully disclosed in all public filings. You have been advised by letter of today's date from counsel to Canadian Superior (courtesy copy attached) of the salient particulars of the recent Agreement between Canadian Superior and Challenger. You have been advised in that letter, and are now also under notice from us, that the transaction was properly handled in the manner prescribed by Canadian corporate and securities laws. It was reviewed in advance by the ASC. Approval of the TSX will have been obtained. It was approved by the Board of Directors of Canadian Superior and was in counsel's opinion, then and now, prudent and appropriate for Canadian Superior to have entered into the Agreement.

Our firm is therefore also at a loss as to the reasons for you raising these issues, unless you are acting under an ulterior motive.

Raising spurious allegations in such a public manner, as you have done, seems only consistent with an intention to deliberate defame my client. Moreover, such a public airing of unfounded suspicions is in no way consistent with the interests of the public shareholders of Canadian Superior. Accordingly, one is forced to speculate as to what particular interests of its own Steelhead is seeking to advance?

We note that you make comments towards the end of your letter that you "continue to be supportive of Canadian Superior", that you "believe in the management team" .... and "the opportunities that they have in front of them". In expressing that support, you might do well to keep in mind the following facts:

(a)
Mr. Noval founded Canadian Superior with one employee in 2001 and has been its instrumental and main driving force ever since. Through unremitting hard work and strenuous efforts, he has built it up to the highly successful mid-sized oil and gas company it is today. Obviously you were comfortable in making a significant investment in Canadian Superior under his leadership and vision;

(b)
He has been responsible for every major transaction the company has entered into, including the LNG project in New Jersey, the acquisition and drilling of its holdings in Trinidad and its recently announced major concessions in Tunisia and Libya;

(c)
In particular, it was Mr. Noval, through his creativity in one-on-one negotiations, and his extensive worldwide contacts, that led Canadian Superior to where it is today with its exciting worldwide opportunities;

(d)	Mr. Noval also conducts the key role in hiring and managing the existing management team, which you say you believe in;

(e)	Under Mr. Noval's leadership, the company continues to work very hard to move forward with the above-described projects, as well as new projects that Mr. Noval is currently working on; and

(f)	Under Mr. Noval's leadership, Canadian Superior has a strong balance sheet and is very well financed. Mr. Noval remains focused on moving Canadian Superior forward in these difficult financial times.

Please be advised that we continue to examine your public statements, and the innuendo contained therein, as it respects Mr. Noval. We shall not hesitate to take legal action against you personally, as well as the other persons involved in the steps you have taken, should your actions not cease and desist. This would be in addition to the damage you have caused to the corporations themselves. While Canadian Superior and Mr. Noval value your past support as a shareholder, should you or any others be operating under another agenda and attempt to take advantage of Canadian Superior and its shareholders during the present difficult stock market conditions, we will respond appropriately.

If you have any questions or concerns, please do not hesitate to contact me.

Yours very truly,

BROWNLEE LLP
PER:
/s/V. Phil Lalonde

V. Phil Lalonde
VPL/sam
Attachment
cc:           Mr. Noval (with Attachment)
cc:           The Board of Directors (with Attachment)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	October 10, 2008	By:	/s/ Michael E. Coolen
			Name:	Michael E. Coolen
			Title:	President